

July 31, 2014

Via E-mail
Mr. Fuad Al-Humoud
President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, Texas 77063

>   **Re: Woodgate Energy Corporation**
>   **Amendment No. 5 to Current Report on Form 8-K/A**
>   **Filed July 16, 2014**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
>   **December 31, 2013**
>   **Filed July 29, 2014**
>   **File No. 0-54834**

Dear Mr. Al-Humoud:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that you have revised the financial statements presented in your amended Form 10-K. However, it does not appear that the report from your independent accountant includes reference to the change in your financial statements. Please file an updated report from your independent accountant.

Consolidated Statements of Financial Position, page F-2

2.   In response to comment 3 in our letter dated June 17, 2014, we note that you have revised your financial statements to exclude intangible assets. Please explain how you concluded that it was appropriate to revise your financial statements through the reduction of equity

in the current period. In addition, please tell us how you considered the disclosure requirements pursuant to FASB ASC 250-10-50 regarding the correction of an error in previously issued financial statements.

3.   In connection with the above comment, please tell us whether you plan to file an Item 4.02(a) Form 8-K as a result of the revision to your previously issued financial statements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director

cc: Anthony A. Patel
         Cassidy & Associates